Exhibit A

Notice of Dissolution of Group

Effective October 14, 2012, the group formed by Ray Berry, Brett Berry, Michael Barry, Amy Barry, and Winston Berry with respect to the shares of Common Stock of The Fresh Market, Inc. as reported in the Schedule 13G, was dissolved. All further transactions with respect to such shares will be filed, if required, by the former members of the group in their individual capacities.